Exhibit 99.1

Ballard Power Systems Inc.
News Release

Ballard® Fuel Cells to Power Fifty Percent of Announced Demonstration Fleets under U.S. Hydrogen Economy Initiative

For Immediate Release – April 28, 2004

Vancouver, Canada - Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) commends the leadership shown by the U.S. Department of Energy and strongly supports the US$350 million, five-year funding program announced yesterday by Secretary Spencer Abraham to support research grants targeted at making hydrogen-fueled vehicles a commercial reality by 2015. Total funding committed by the government and private industry for the initiative is US$575 million. This funding will assist in the advancement and further development of hydrogen-fueled vehicles and the hydrogen infrastructure, support their commercialization and promote the emergence of a hydrogen economy.

“The Administration’s US$350 million initiative demonstrates its leadership and commitment to a hydrogen-fueled automotive future through its support for fleet validation demonstrations which will see over 150 fuel cell vehicles on the roads across North America, with over half of the announced fuel cell vehicles being powered with Ballard® fuel cells,” said Dennis Campbell, Ballard’s President and Chief Executive Officer. “Our involvement in this project will be extensive as the exclusive supplier to our alliance partners DaimlerChrysler AG and Ford Motor Co. Our fleet vehicles will yield a wealth of operational data under everyday driving conditions that we will use to optimize the design of our next generation fuel cell engine, currently under development.”

Today, Ballard® fuel cells are already powering the largest fleet of fuel cell vehicles in the world. In Europe, 30 Mercedes-Benz Citaro buses powered with Ballard® heavy-duty fuel cell engines are operating in ten cities as part of the European Fuel Cell Bus Project. These buses are carrying passengers in daily service in each city as part of a two-year field trial program. Ballard’s industry leadership and capability results from our experiences since 1993 with ten of the top 15 automakers using Ballard® fuel cells in over 110 vehicles (including 45 fuel cell buses). During 2003, Ballard supplied fuel cells and fuel cell engines to six of the top 10 automakers, including DaimlerChrysler, Ford, Honda and Mitsubishi, to support their existing fleet vehicle introductions and their own internal development programs.

“Government investment in the hydrogen economy makes good economic sense because it directly addresses some of the most pressing issues of our time – air quality, global climate change, energy security and long-term energy supply,” said Dennis Campbell, Ballard’s President and Chief Executive Officer. “With this announcement, the U.S. government is leading by example, recognizing the strategic importance of fuel cells and hydrogen fuel, and encouraging the kind of government and industry collaboration that is essential to the commercialization of hydrogen power. As governments all around the world recognize the benefits of a hydrogen economy, we expect to see increasing financial commitment for the development of fuel cell technology and the infrastructure to support it.”

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells. Ballard is commercializing fuel cell engines for transportation applications and fuel cell systems for portable and stationary products. Ballard is also commercializing electric drives for fuel cell and other electric vehicles and power conversion products, and is a Tier 1 automotive supplier of friction materials for power train components. Ballard’s proprietary technology is enabling automobile, bus, electrical equipment, portable power and stationary product manufacturers to develop environmentally clean products for sale. Ballard is partnering with strong, world-leading companies, including DaimlerChrysler, Ford, EBARA, ALSTOM and FirstEnergy, to commercialize Ballard® fuel cells. Ballard has supplied fuel cells to Honda, MGE UPS SYSTEMS, Mitsubishi, Nissan and Volkswagen, among others.

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.

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